September 23, 2005


United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention: Patrick Gilmore
Division of Corporate Finance

Re:   Printronix, Inc.
      Form 10-K for the Fiscal Year Ended March 25, 2005
      Filed July 7, 2005
      File No. 000-09321


Dear Mr. Gilmore:

This letter sets forth the responses of Printronix, Inc. to the Staff's comments contained in your letter dated September 1, 2005, related to our Annual Report on Form 10-K as of and for the year ended March 25, 2005.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 51

1. We note in your disclosure on page 10 that printers are sold with warranties and customers can purchase maintenance service agreements that cover the post warranty period. Tell us how the services included in your initial warranty period differ from the services provided in your maintenance service agreements sold after the warranty period. If these services are different, tell us whether you have sold any maintenance service agreements upon the initial sale of your printers and clarify whether you allocate the arrangement fee to these separate elements and how you determine the fair value for each element. If these services are similar, tell us your consideration of whether these services represent a separate element bundled with the sale of your printers. Refer to EITF 00-21.

Our warranty program generally offers our customers the choice of either a 90-day on-site repair option or a 12-month return-to-factory option. The 90-day warranty covers the cost of the parts and the labor to replace said parts. The 12-month warranty covers only the replacement parts. If a defective product cannot be repaired, it is replaced at no additional cost to the customer. We account for this warranty obligation in accordance with SFAS 5.

If a customer decides to purchase our maintenance service agreement, it will commence upon expiration of the warranty period. Most maintenance service agreements are for a 1-year duration. Our maintenance service agreements allow the customer to have repairs performed at the site of the printer rather than returning the unit to our factories. The customer will contact a Printronix employee and discuss the trouble with the printer. The Printronix employee will diagnose the problem and arrange to have the needed parts shipped to the customer's location. In addition, the Printronix employee will arrange for a third-party to perform the needed repair and installation of the parts at the site of the printer.

We believe the services provided under warranty periods and the services provided under maintenance service agreements are different.

Printronix has sold maintenance service agreements at the time printers are sold. In accordance with EITF 00-21, FTB 90-1 effectively provides a separation and allocation model that can be used to carve out the services under its scope from the rest of an arrangement in which such services are included. Our maintenance service agreements are separately priced as defined in FTB 90-1, paragraph 2; accordingly, for those transactions in which maintenance service agreements are purchased concurrently with the purchase of printers, we defer revenue based on the separate price for the maintenance service agreements in accordance with FTB 90-1. Revenues related to the maintenance service agreements are then recognized ratably over the contract periods.

The majority of our maintenance service agreements are purchased after the warranty period expires. Printronix accounts for the sale of these separately priced maintenance service agreements under FTB 90-1.

As further stated in your letter, Printronix acknowledges that:

     o The company is responsible for the adequacy and accuracy of the disclosure in the 10-K filing;
     o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



You may contact me at (714) 368-2384.


Sincerely,


George Harwood
Senior Vice President and Chief Financial Officer